12:25 PM

05/12/20

Accrual Basis

Yolo Rum, LLC
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Cash in Bank - Checking	925.39
Total Checking/Savings	925.39
Total Current Assets	925.39
TOTAL ASSETS	**925.39**
LIABILITIES & EQUITY	
Equity	
Wefunder Members SAFE	436,842.30
Yolo Ltd Equity	500.00
Retained Earnings	-206,111.95
Net Income	-230,304.96
Total Equity	925.39
TOTAL LIABILITIES & EQUITY	**925.39**